NORWEST FINANCIAL, INC.

                COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                   Exhibit (12)

                         Nine
                        Months
                        Ended
                     September 30,
                         1994                       Years Ended December 31,

                                                     (Thousands of Dollars)

                                       1993       1992       1991       1990       1989
Net earnings           $158,842      $203,297   $164,204   $130,880   $115,366   $ 98,882

Add:

  Fixed charges:

  Interest including
  amortization of
  debt expense          191,063       242,440    236,337    255,075    242,151    249,764

  One-third of
  rentals*                7,220        10,146      8,207      7,209      6,583      6,038

  Total fixed
  charges               198,283       252,586    244,544    262,284    248,734    255,802

  Provision for
  income taxes           85,802       104,228     84,334     63,985     58,119     44,062

Total net earnings,
  fixed charges and
  income taxes -
  "Earnings"           $442,927      $560,111   $493,082   $457,149   $422,219   $398,746

Ratio of earnings
  to fixed charges         2.23          2.22       2.02       1.74       1.70       1.56

[FN]
*One-third of rentals is deemed representative of the interest factor.